News Release	AMEX, TSX Symbol: NG

Pioneer Lawsuit on Grace Property Without Merit

18 October 2005

NovaGold Canada Inc. (NovaGold), a wholly owned subsidiary of NovaGold Resources Inc., was served on Monday with a writ of summons by Pioneer Metals Corporation (Pioneer) related to NovaGold’s option to earn 60% of the Grace claims located in Northwestern British Columbia, one kilometer from the northernmost extension of NovaGold’s Galore Creek property resources.

The lawsuit seeks to rescind the option agreement on Pioneer’s Grace Property, based in part on an assumption that NovaGold has not made required expenditures on the property, and it claims certain damages for purported misrepresentation and breach of fiduciary duty. Pioneer also claimed in its news release that use of the surface area at Grace should be for the sole benefit of Pioneer.

NovaGold asserts that:

  Despite significant exploration on the Grace property in 2004 and 2005, with considerable input from Pioneer, no resource has so far been discovered on the Grace claims.
  NovaGold has significantly exceeded the expenditure requirements to date under the option agreement, as Pioneer has been fully informed.
  Pioneer did not object to or dispute any expenditures incurred on the project during the review period allowed under the option agreement.
  The Pioneer option agreement relates to sub-surface rights only. Subject to mining legislation, the surface rights related to the Grace claims rest with the Province of British Columbia, not with Pioneer.

Mr. Rick Van Nieuwenhuyse, President and CEO of NovaGold stated: “The claim by Pioneer is completely without merit and baseless. NovaGold has diligently carried out two seasons of exploration on the Grace property with significant input from Pioneer. NovaGold will vigorously defend its rights under the terms of the option agreement to continue to explore and develop the property.”

NovaGold has engaged Barry Kirkham, Q.C. of the firm Owen Bird, for legal representation in this matter.

For more information contact:

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.